Mail Stop 3010

May 26, 2009

VIA U.S. MAIL and FAX 708-344-5658

Robert C. Harvey
President
Oakridge Holdings, Inc.
400 West Ontario Street
Unit 1003
Chicago, IL 60654

> **Re:** **Oakridge Holdings, Inc.**
> **Form 10-KSB for Fiscal Year Ended**
> **June 30, 2008**
> **Filed September 29, 2008**
> **Form 10-Q for the Quarterly Period Ended**
> **September 30, 2008**
> **Filed November 12, 2008**
> **Form 10-Q for the Quarterly Period Ended**
> **December 31, 2008**
> **Filed February 17, 2009**
> **Definitive Proxy Statement**
> **Filed October 27, 2008**
> **File No. 000-01937**

Dear Mr. Harvey:

We have reviewed your response letter dated May 14, 2009 and have the following additional comments. If you disagree with our comments, we will consider your explanation as to why our comments are not applicable. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the fiscal year ended June 30, 2008

General

1.   We note your response to our prior comment two. We believe that certain changes to be made to your previously issued financial statements are due to material errors in these financial statements. As such, please file an Item 4.02 Form 8-K.

2.   We note your response to our prior comment four. We believe that your auditors should add an explanatory paragraph to their audit opinion to discuss the restatement in accordance with AU Section 508.

3.   We note your response to comment number 5. Please ensure that you clearly identify that the financial statements were restated and that the restatement were necessary as a result of an errors in the classification of certain items.

Form 10-Q for the quarterly period ended March 31, 2009

Financial Statements

Condensed Consolidated Balance Sheets

4.   We note your reclassification of trust investments from mezzanine equity to liabilities. In comment one of our letter dated April 16, 2009, we stated that "we believe that the non-controlling interests in the preneed trust investments are mandatorily redeemable and should be classified as liabilities in accordance with SFAS 150." It appears you have reclassified both non-controlling interest in preneed trust investments and cemetery perpetual care trusts. Please revise to only reclassify the non-controlling interest in preneed trust investments.

Condensed Consolidated Statements of Cash Flows

5.   We note your reclassification of cash flows related to the trust investments. Please tell us and disclose in your filings the nature of the following line items: Cash paid to non-controlling trusts, Cash received from non-controlling trusts, and Income earned of non-controlling trusts.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. You may contact Jennifer Monick, Senior Staff Accountant, at (202) 551-3295, or the undersigned at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin, Attorney Advisor, at (202) 551-3391 or Duc Dang, Attorney Advisor, at (202) 551-3386 with any other questions.

Sincerely,

Kevin Woody
Branch Chief